JOHNSON RICE & COMPANY L.L.C.

Audit of Financial Statements

December 31, 2025

CONTENTS



MAULDIN & JENKINS
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Members and Members
Johnson Rice & Company L.L.C.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Johnson Rice & Company L.L.C. (the Company) as of December 31, 2025, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2006.

Covington, LA
March 12, 2026

MAULDIN & JENKINS, LLC • 5100 VILLAGE WALK, SUITE 300 • COVINGTON, LOUISIANA 70433 •
985-892-5850 • FAX 985-892-5956 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2025
Cash and Cash Equivalents	50,344
Deposits Held by Clearing Broker, Restricted	250,000
Receivables from Others	120,912
Receivable from Clearing Broker	2,289,876
Furniture, Equipment and Leasehold Improvements Net of Accumulated Depreciation of $1,038,588 in 2025	
Other Assets	18,934
Total Assets	$ 2,730,066

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Liabilities	225,680
Payable to Clearing Broker	23
Total Liabilities	$ 225,703
MEMBERS' EQUITY	2,504,363
Total Liabilities and Members' Equity	$ 2,730,066

The accompanying notes are an integral part of this financial statement.

JOHNSON RICE & COMPANY L.L.C.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Johnson Rice & Company L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through National Financial Services LLC.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at original invoice amount. Management determines if an allowance for credit losses is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current and forecasted economic conditions. At December 31, 2024 management determined no allowance was necessary.

CURRENT EXPECTED CREDIT LOSSES (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

REVENUE RECOGNITION

The Company follows Accounting Standards Codification 606, "ASC" 606 Revenue from Contracts with Customers. The accounting policies are stated below:

Investment Banking Revenues. Investment banking revenues include underwriting and advisory fees. Investment banking revenues include fees from securities offerings in which the Company acts as an underwriter or agent. These fees are recognized at a point in time on a trade date basis as the customer obtains control and benefit at that point. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Advisory fees from merger and acquisition services are recognized at a point in time. Advisory fees from restructuring services are recognized over time using a time elapse measure of progress as the customer receives the benefit of the service provided.

JOHNSON RICE & COMPANY L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research Revenues. Revenue associated with providing research to customers is recognized upon receipt unless covered by a contract. Research product covered by contract is recognized at a point of time specified by contract when invoiced, as the performance obligation has been met.

Investment Banking Underwriting and Advisory Expenses. All investment banking expenses will be recognized within their respective expense category. Any expense reimbursements will be recognized as Investment Banking revenues (i.e., expenses are not recorded net of client reimbursements and are not netted against revenues).

Commissions. Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets, ranging from three to seven years. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $0.00 for the year ended December 31, 2025.

Major components of furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$ 415,049
Equipment	481,767
Leasehold Improvements	141,772
	1,038,588
Accumulated Depreciation	(1,038,588)
	$ 0

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $250,000. At December 31, 2025, $250,000 of cash is restricted for that purpose. In

JOHNSON RICE & COMPANY L.L.C.

NOTE B AGREEMENTS WITH CLEARING ORGANIZATIONS (Continued)

addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE C

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents uncollected commissions and fees due from brokers and funds held at clearing broker.

NOTE D

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the Statement of Financial Condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's Statement of Financial Condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the Statement of Financial Condition.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2025, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company has a quotation services contract that will be in effect through 2028. Future minimum quotation services payments are as follows:

2026	$ 209,332
2027	$ 154,026
2028	$ 14,002
Total	$ 377,360

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

JOHNSON RICE & COMPANY L.L.C.

NOTE E
EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. In 2025, the Company did not choose to make a discretionary contribution to the plan on behalf of members and employees. The Company has the right to contribute in the future.

NOTE F
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2025, the Company had net capital of $2,372,578 which was $2,122,578 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0951 to 1 at December 31, 2025.

NOTE G
DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through National Financial Services LLC on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and National Financial Services LLC, National Financial Services LLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As National Financial Services LLC's right to charge the Company has no maximum amount and applies to all trades executed through National Financial Services LLC, the Company believes there is no maximum amount assignable to this right. At December 31, 2025, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of National Financial Services LLC and all counterparties with which it conducts business.

NOTE H
OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must

JOHNSON RICE & COMPANY L.L.C.

NOTE H (continued)

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should National Financial Services LLC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of National Financial Securities LLC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

NOTE I

SUBORDINATED BORROWINGS

During 2025, the company had available a revolving line of credit from a bank totaling $5,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance is drawn on the line. The line is unsecured, was executed on August 14, 2025, with a maturity date of August 14, 2026, and is guaranteed by the Company's members. During the year 2025, three separate draws were taken totaling $3,850,000. All draws paid off during the year. There were no outstanding borrowings against the line of credit at December 31, 2025.

NOTE J

INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the FASB ASC, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2022, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2025.

NOTE K

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 12, 2026, the date these financial statements issued, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

JOHNSON RICE & COMPANY L.L.C.

NOTES TO FINANCIAL STATEMENTS

NOTE L

CONTRACT BALANCES

The Company had receivables related to revenues from contracts with customers of $120,912 at December 31, 2025, and $358,081 at December 31, 2024.

NOTE M

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on ho management makes decisions about allocating resources to segments and evaluating performance.

The company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the company operates its business and presents their financials results. The nature of the business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.